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June 3, 2009

VIA EDGAR

Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re: Cardo Medical, Inc.
     Form 10-K for the fiscal year ended December 31, 2008
     Filed March 31, 2009
     Form 10-Q/A for the quarterly period ended September 30, 2008
     File No. 000-21419

Dear Mr. Cascio:

On behalf of Cardo Medical, Inc. ("Cardo" or the "Company"), we hereby respond to the Staff's comment letter, dated April 15, 2009, regarding the above-referenced Form 10-K and 10-Q/A. Please note that, for the Staff's convenience, we have recited the Staff's comments in boldface type and provided our response to each comment immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Policies and Estimates, page 37

  Please note that the discussion of critical accounting policies and estimates should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

  over time. You should address specifically why your accounting estimates or assumptions bear the risk of change. Equally important, you should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. In future filings, please consider providing a more detailed discussion of the critical estimates and assumptions involved in assessing goodwill and intangible assets for impairment as well as in determining the fair value of stock based awards.

We have reviewed our policy for identifying and describing critical accounting policies and estimates. In future filings, we will provide a more detailed description and analysis of our critical accounting policies and estimates, including events and circumstances surrounding the estimate or assumption, its historical accuracy and whether it is likely to change in the future.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 42

  In accordance with Rule 2-02(a), please have your auditors revise future reports of independent registered public accounting firm to indicate the city and state where the report was issued.

We have noted this and will ensure the proper information is presented in future filings.

Consolidated Statements of Shareholders' Equity and Non-Controlling Interests, page 45

  We see that you have included non-controlling interest within your schedule of consolidated statement of shareholder's equity. Please tell us the basis for your presentation and how this complies with the requirements of Rule 3-04 of Regulation S-X.

Rule 3-04 of Regulation S-X requires an analysis of the changes in each caption of stockholders' equity and non- controlling interests presented in the balance sheets shall be given in a note or separate statement. This analysis shall be presented in the form of a reconciliation of the beginning balance to the ending balance for each period for which an income statement is required to be filed with all significant reconciling items described by appropriate captions with contributions from and distribution to owners shown separately.

We note that the disclosure for non-controlling interests required by Rule 3-04 is the same as that for components of shareholders' equity. Furthermore, during 2008 we purchased all

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

the non-controlling interests, so they have been converted to Cardo equity and we no longer need to present the reconciliation in future periods.

We presented the reconciliation within the statement of shareholders' equity based on the aforementioned. Alternatively, we could have presented the reconciliation of non-controlling interests in a separate statement or footnote. However, we believe we are complying with Rule 3-04 and the presentation is not misleading.

In 2009 we will move this disclosure to the footnote as follows;

NOTE X - ACQUISITION OF NON-CONTROLLING INTERESTS

As a result of the aforementioned, the changes in non-controlling interests during 2008 were as follows.

(in thousands)
Balance at December 31, 2007	$ 634
Acquisition of non-controlling interest of Uni	(15)
Acquisition of non-controlling interest of Cervical	20
Acquisition of non-controlling interest of Accelerated	(787)
Net loss	148
Balance at December 31, 2008	$ -

  We reference a cash distribution to Accin Corporation shareholders of $6,201 in the consolidated statement of cash flows for the fiscal year ended December 31, 2008. Please tell us how this distribution is presented in the statement of stockholder's equity.

On May 21, 2007, (1) Cardo contributed $3.75 million to Accelerated Innovation, Inc. ("Accelerated") and (2) Accin Corporation ("Accin") contributed all of its net business assets to Accelerated. In exchange for this contribution, Cardo got 37.5% of the ownership interests in Accelerated and Accin got the remaining 62.5% of the ownership interests of Accelerated.

We performed the required analysis in Statement of Financial Reporting Standards ("SFAS") No. 141, "Business Combinations" (see response to comment 11 below), and determined that Accelerated should be consolidated into Cardo as a result of this transaction.

Concurrent with the above transaction, on May 21, 2007, the $3.75 million contributed by Cardo was distributed out of Accelerated into Accin for distribution to Accin shareholders.

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

Since Accelerated was consolidated into Cardo, the distribution of $3.75 million was a capital distribution and it was recorded in the statement of stockholders equity.

Alternatively, instead of contributing the money to Accelerated for distribution to Accin, when Cardo exercised its option to acquire the non-controlling interest of Accelerated, it purchased the interest directly from Accin.

The cash distribution of $6,201 in 2008 to the shareholders of Accin Corporation was a payment made by Cardo directly to Accin to exercise its option to acquire the 62.5% non-controlling interest of Accelerated, which was owned by Accin. The payment to acquire these non-controlling interests was made directly to Accin, a non-consolidated entity. As such, it did not go through Accelerated, and was not a capital distribution and does not appear in the statement of stockholders' equity.

This option exercise and consequent acquisition of the non-controlling interest of Accelerated was accounted for using the purchase accounting method in accordance with SFAS No. 141. The financial statements reflect the allocation of the purchase price to the net assets acquired based on their fair values at the acquisition date.

Note 1, Summary of Significant Accounting Policies, page 47

Other Assets, page 49

  We see from page 39 that you recognize amortization of capitalized license fees within selling, general and administrative expenses. Since the license fees relate to marketing and distributing a manufacturer's products, please tell us how you considered that the amortization of license fees should be recorded within cost of sales.

Our business model contemplates the development and offering of a full line of orthopedic implant devices. In fact, it is critical for us to have a complete line in order to attract distributors to represent us to the customers. One of the products we need for our line is not internally developed, but rather developed and manufactured by a third party, which also sells the product.

We could sell this product using the third party's branding; however in order to present a full line of Cardo products, we paid a license fee to the third party to re-brand the product with the Cardo name. Such rebranding has nothing to do with the cost of the product we're selling. It is solely to build our brand and add to the Cardo-branded product line.

The license payment had nothing to do with our purchasing of product from the counterparty. We did, and continue to purchase the product at the standard cost. There is no difference in cost as a result of the license fee.

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

Consequently, this is a sales and marketing cost and we have recorded the amortization of the license fees within selling, general and administrative expenses.

Goodwill and Other Intangible Assets, page 49

  Please tell us and expand future filings to make more detailed and specific disclosure about how you identify and measure goodwill impairment. Discuss how your policy considers paragraphs 19 - 22 of SFAS 142 and the two-step impairment test and how you measure fair value for purposes of this exercise. Please also expand to address the reporting unit concept, how you identified reporting units and how you allocated goodwill to those reporting units. Please disclose significant estimates and assumptions used in your analysis. In addition, tell us how you concluded that the remaining goodwill and other intangible assets are recoverable at December 31, 2008.

We Identify and Measure Goodwill Impairment

In accordance with paragraphs 19-22 of SFAS No. 142, the first step of the Company's goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis. Subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is completed.

We Measure Fair Value

With the assistance of an independent valuation firm, we measure fair value using the discounted cash flow method.

Determination of Reporting Units

Cardo commercializes its reconstructive joint devices through its Cardo Reconstructive ("Recon") division and its spine devices through its Cardo Spine ("Spine") division. The chief decision maker regarding these divisions is Michael Kvitnitsky. The Division Managers are John Kuczynski for the Recon division and Joe Simpson for the Spine division.

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

The customers for all the products are the hospitals who pay for them, and hospitals use products from either or both of the divisions. The hospitals approve all devices to be used in the hospital, but the individual doctors make the decisions about which device to use.

Doctors operating within the hospitals are either reconstructive surgeons or spine surgeons. These doctors specialize such that a reconstructive surgeon does not do spine surgery and a spine surgeon does not do reconstructive surgery. As such, the industry is divided into two subgroups: reconstructive surgery devices and spine devices.

Following is a diagram of the structure of Cardo.

Cardo
Reconstructive Division
Spine Division
Knee
Hip

The testing for impairment was conducted at the reporting unit, or component level, which is one level below the operating unit. In Cardo's case, the operating units, or segments, are the Reconstructive and Spine product lines. The reporting units are one level below that. In the case of the Reconstructive Division, the reporting units are the knee and hip products. For the Spine Division, the reporting units are the licensed and internally developed products (including Cervical Xpand LLC). Following is a diagram of our reporting units.

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

Allocation of Goodwill to Reporting Units

Goodwill was generated when Cardo acquired Uni-Knee LLC and Cervical Xpand LLC ("Cervical"). As Cardo is still a very small company, it was clear which reporting units to allocate goodwill to. The goodwill resulting from the acquisition of Uni-Knee LLC belongs in the Knee reporting unit; and the goodwill resulting from the acquisition of Cervical belongs in the Internally Developed reporting unit under the Spine segment.

Significant Estimates and Assumptions

When preparing the discounted cash flow projections, we estimated future revenues based on the number of doctors we thought we could reasonably expect to use our products, multiplied by the average number of products that the doctors currently using our products use.

The cost of goods sold and other operating expenses were estimated based on our own experience in the immediate future, and industry averages in the intermediate and long range future. Accounts receivable and inventory levels were based on sales, as these accounts typically increase and decrease proportional to revenue.

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

The Cervical goodwill assessment assumed that since the submission of its product under rule 510(k) to the FDA was rejected, the only alternative to commercialize the Cervical product was to undergo clinical trials. In order to do this, we estimated it would cost $1.5 million to redesign it and $25 million to conduct all phases of clinical trials.

Remaining Goodwill and Other Intangible and Long Lived Assets

In accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long Lived Assets," and with the assistance of a third party valuation firm, we tested the other intangible and long lived assets by comparing the sum of the undiscounted cash flows stemming from the long lived asset to its carrying value. Based on this analysis, it was determined that the other long lived assets were not impaired.

Furthermore, since the fair value of the equity of the knee reporting unit was higher than its carrying value, we determined the goodwill allocated to the knee reporting unit was not impaired.

Finally, ostensibly as a result of the FDA's rejection of our 510(k) application and the requirement to conduct clinical trials in order to bring the spine product to market, we determined that the goodwill associated with the Cervical acquisition had been impaired. Accordingly, we recorded an impairment charge of $1,457,014.

Share Based Payment, page 49

  We note that you base your historical volatility on the Dow Jones index of small cap medical device companies in addition to an index of similarly situated public companies. Please explain to us how you use the index in calculating historical volatility. For example, discuss how that index is comparable to your company by explaining how this index contains historical volatilities of similar entities following a comparable period in their lives. Tell us how the expected volatility used in your stock-based compensation calculations complies with the guidance of paragraphs A31-A34 of SFAS 123(R) and question 6 of SAB Topic 14.D.1.

Cardo has made one option grant, and at the time of that grant it was not yet public. As there was no market for the Company's membership interest, Cardo was unable to accurately estimate the volatility of its own membership interest prices. So in accordance with SFAS No. 123(R), paragraph 23, it was necessary to rely on an index to try to estimate the volatility.

SFAS No. 123(R), paragraph A139 instructs the company to look to the Dow Jones index for medical equipment in the small cap sector. The Company did this and calculated the volatility of the individual companies in that small cap index and applied a weighting to them similar to that which the Dow Jones uses. As part of this process, we assigned a look

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

back period of 7.5 years, which matches the expected lives of the options granted by Cardo.

SFAS No. 123(R), paragraphs A31-A34 describe factors to consider when determining an appropriate volatility to use in option valuation models. In paragraph A32c, it states: "A nonpublic entity might base its expected volatility on the expected volatilities of entities that are similar except for having publicly traded securities." We identified several public companies that are similar to ours, and also calculated their volatility

As there were two methods, being the use of an index as well as the use of comparable public companies, we used both and averaged the resultant volatility calculations.

Question 6 of SAB Topic 14.D.1 prescribes similar methods for estimating volatility. Specifically, it says a company "may base its estimate of expected volatility on the historical, expected or implied volatility of similar entities whose share or option prices are publicly available. In making its determination as to similarity, Company C would likely consider the industry, stage of life cycle, size and financial leverage of such other entities." We did this by identifying several public companies that are similar to ours and using the volatility of their stock prices.

Question 6 of SAB Topic 14.D.1 also states that "The staff would not object to Company C looking to an industry sector index (e.g., NASDAQ Computer Index) that is representative of Company C's industry, and possibly its size, to identify one or more similar entities.61 Once Company C has identified similar entities, it would substitute a measure of the individual volatilities of the similar entities for the expected volatility of its share price as an assumption in its valuation model.62 Because of the effects of diversification that are present in an industry sector index, Company C should not substitute the volatility of an index for the expected volatility of its share price as an assumption in its valuation model."

Accordingly, we went to the Dow Jones Medical Device index and sorted it for the small cap issuers. From this list, we calculated the individual volatilities of those issuers. We did not use the volatility of the index itself.

See the memo annexed herewith titled "Option Volatility" which describes the methodology used.

Revenue Recognition, page 50

  We reference the disclosure that revenue is recognized when title and risk of loss pass to the customer, which is generally on the day of surgery. In your response and in future filings, please expand to describe the terms and conditions of product sales in sufficient detail to indicate how your revenue recognition treatment complies with SAB Topic 13. The policy should also address, where

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

  significant, customer acceptance, return policies, post-sale obligations, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition. Future filings should address how your policy differs for both end-users and distributors.

The company recognizes its revenue when it's realizable and earned. In accordance with SAB Topic 13, the company considers revenue to be realizable and earned when all of the four criteria are met; persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectability is reasonably assured. As the company does not accept returns and does not have any post-sale obligations, the date of revenue recognition is generally on the day of the surgery. Revenue recognition is the same for end users and distributors. It is recognized in both cases on the date of the surgical implant.

Disclosure Going Forward

Revenue Recognition

In accordance with SEC Staff Accounting Bulletin ("SAB") Topic 13, the Company recognizes revenue when it's realizable and earned. The company considers revenue to be realizable and earned when all of the four criteria in SAB Topic 13 are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectability is reasonably assured. Persuasive evidence of the arrangements occurs when the Company receives a signed contract from the hospital in which the surgery will be performed. Within that contract is the price at which the hospital will buy the device. Delivery occurs on the day of surgery when the device is implanted by the surgeon. Collectability is reasonably assured as we have continuing relationships with the hospitals and we can pursue collections if necessary. As the company does not accept returns and does not have any post-sale obligations, the date of revenue recognition is generally on the day of the surgery.

Research and Development Costs, page 50

  We see that you recorded in-process research and development in the acquisition of the minority interest of Accelerated. Please expand future filings to include disclosure about the nature of the acquired technology and how the fair value was determined. Please make some disclosure about the state of completion at acquisition and the extent of effort necessary to complete the in-process project(s), including costs. Disclose whether the technology was brought to fruition, and if not, disclose why not.

We have noted your comment and we will expand future disclosures to provide additional detail regarding the status of acquired in-process research and development costs. Currently, we have no new purchases of in-process research and development to disclose.

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

In future filing, as we acquire new R&D, we will outline your recommended disclosures by line item. Following is the disclosure we will provide related to purchased R&D related to the Accelerated transaction.

Disclosure in the Company's 2009 Form 10-K

NOTE X - RESEARCH AND DEVELOPMENT COSTS

In June 2008, the Company exercised its option to acquire the non-controlling interest in Accelerated Innovation LLC. In connection with that transaction, the Company allocated $938 to in-process research and development ("IPR&D"). The value of the IPR&D was the sum of the present value of the projected debt-free net income in excess of returns on requisite assets, over the economic life of the IPR&D.

The projects under development at Accelerated were the Total Knee System and a spinal implant device. As there was significant uncertainty surrounding commercialization of the spinal implant device, it was deemed to have minimal value. The entire $1.5 million value of in-process research and development was related to the Total Knee System.

As of the acquisition date, the technology was in the later stages of development and the target date for completion and commercialization was the end of 2008. We completed development of the Total Knee System and received FDA approval for it on Oct 17, 2008. We will begin selling the Total Knee System by the end of 2009.

  As a related matter, in future filings critical accounting policies should discuss the following related to in- process research and development, as applicable:

  Nature of projects acquired;
  Summary of values assigned to IPR&D by technology / product
  Status of the development of the work at acquisition date;
  Nature and timing of remaining efforts for completion, including estimated completion date;
  Value and risks of the purchased R&D;
  How periods subsequent to the acquisition have been affected by completion of the project and introduction of the technology.

We have noted your comment and we will expand future disclosures to provide additional detail regarding the status of acquired in-process research and development costs. In addition to disclosure in the critical accounting policy section of our financial statements, we will disclose the aforementioned points as they relate to specific transactions in a separate footnote as described in item 9 above. Our critical accounting policies footnote will also be expanded in the 2009 Form 10-K as follows.

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

Critical Accounting Policies Footnote in 2009 Form 10-K

Research and Development Costs

Research and development costs consist of expenditures for the research and development of new product lines and technology. These costs are primarily payroll and payroll related expenses and various sample parts. Research and development costs are expensed as incurred.

Acquired in-process research and development ("IPR&D") is fair valued using methods appropriate to the circumstances. Prior to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 141(R), "Business Combinations," the Company expensed IPR&D costs at the acquisition date. Upon adoption of SFAS No. 141(R) on January 1, 2009, the Company capitalizes IPR&D and amortizes it over the expected lives of its component projects.

See Note X regarding IPR&D acquired in our purchase of the non-controlling interest in Accelerated Innovation LLC.

Note 7. Accin Transaction, page 54

  Please explain to us in greater detail the transaction which resulted in the acquisition of Accelerated. In your response, please address the following comments:

  Discuss why Cardo received only 37.5% of the ownership interests of Accelerated when they contributed $3,750 in cash to the venture while Accin only contributed business assets with a net book value of $867.

The negotiated value of Accelerated was $10 million. So for $3.75 million, Cardo received 37.5% of the company. Accin's contribution of assets of $867 was not stepped up in accordance with SAB Topic 5.G, which states "The staff believes that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering normally should be recorded at the transferors' historical cost basis determined under GAAP."

  Discuss why the capital transactions of Accelerated are recorded on Cardo's books from inception. For example, we see that the contribution of Accin's net assets and the distribution to Accin was recorded within the consolidated statement of shareholder's equity. Discuss the nature of the line item "contribution of net assets of Accin" on the statement of stockholder's equity and reconcile the amounts to this footnote.

The transaction was accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." Accordingly, Accelerated is

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

consolidated with Cardo beginning on May 21, 2007, the date of the transaction. On that date, Accin contributed its assets and Cardo contributed $3,750 to Accelerated. Cardo's contribution of $3,750 was eliminated in consolidation. The amount of $951 in the statement of stockholders equity differs from the amount in the footnote of $867 by $84. This is the minority interest in subsidiaries of Uni Knee LLC and Cervical Xpand LLC, both subsidiaries of Accin that were contributed to Accelerated as part of this transaction. So the net assets of Accin were $867, plus the minority interest of $84 totaling the $951 in the statement of stockholders' equity.

  Discuss why the $3,750 contribution by Cardo was distributed by Accelerated to Accin. For example, explain whether this distribution diluted any of Accin's ownership interests in Accelerated.

On the transaction date, Accelerated distributed $3,750 to Accin, which is not consolidated. So this amount shows up as a capital distribution on the consolidated statement of stockholders equity. The distribution was in exchange for Accin granting Cardo an option to acquire the remaining 62.5% of Accelerated for $6.25 million. This did not result in the dilution of Accin's interest in Accelerated.

  Discuss how you determined that Cardo obtained control of Accelerated such that their cash contribution of $3,750 (which was distributed to Accin) constituted a business combination and as a result Cardo should consolidated Accelerated. Tell us the accounting literature that you consulted and the specifics of the transaction that led you to the conclusion. Please also tell us how you considered FIN 46(R) in determining who should consolidate Accelerated.

We went through the various tests of control contained in SFAS No. 141 and determined that since there was no control evidenced at the ownership or Board levels, then Dr. Brooks as CEO effectively gained control of the organization. The expectation at the time of the transaction was that if the business continued to grow, Cardo would exercise the option and would eventually own 100% of Accelerated. This is evidenced by Dr. Andrew Brooks, CEO of Cardo being named CEO and President of Accelerated in the Accelerated operating agreement. Also per that operating agreement, the CEO makes all decisions for Accelerated except certain defined decisions, for which the Board of Managers must give their approval. The Board of Managers is comprised of four members. Two members are from Cardo and two members are from Accin. There are no voting rights related to members' interests.

We accounted for the transaction in accordance with SFAS No. 141. However with respect to FIN 46(R), we noted that to the extent Accelerated needed additional capitalization to expand its business, Cardo had committed to fund up to an additional $1.25 million.

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

Therefore, had we not accounted for the transaction in accordance with SFAS No. 141, we would still have consolidated Accelerated under the guidance in FIN 46(R).

  Discuss what section under SAB Topic 5 you referred to in determining that the assets should be recorded at Accin's historical cost basis. Discuss the nature of the common ownership of Accin, Accelerated and Cardo and how that impacted your conclusion.

As stated above, we followed SAB Topic 5.G. That Interpretive Response requires that nonmonetary assets transferred by shareholders be recorded at historical cost. In our case, Accin retained 62.5% of Accelerated. Therefore, the non-monetary transfer of their assets to Accelerated was a transfer by a shareholder and was recorded at cost.

  Discuss the nature of the net assets that Accin contributed to Accelerated.

The assets contributed by Accin to Accelerated were primarily cash, inventory and fixed assets.

  Tell us why you are providing pro form information as if Accin and Cardo were consolidated at the beginning of 2007. It appears as though Accin is the other joint venture partner in the ownership of Accelerated.

We accounted for the Accelerated transaction in accordance with SFAS No. 141. Paragraph 54 of that statement states: "If the combined entity is a public business enterprise, the notes to the financial statements shall include the following supplemental information on a pro forma basis for the period in which a material business combination occurs (or for the period in which a series of individually immaterial business combinations occur that are material in the aggregate):

a. Results of operations for the current period as though the business combination or combinations had been completed at the beginning of the period, unless the acquisition was at or near the beginning of the period

b. Results of operations for the comparable prior period as though the business combination or combinations had been completed at the beginning of that period if comparative financial statements are presented.

As the entire business assets of Accin were contributed to Accelerated, and it had previously been determined that such business assets constituted a business, we concluded that the presentation of pro forma information showing how those business assets performed prior to the merger would be useful for the reader. We presented only the prior period, 2007, because Accelerated was consolidated with Cardo during 2008.

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

Future filings should also be revised to address the above comments, as appropriate.

We will include this information in future filings.

Note 8. Acquisition of Non-Controlling Interests, page 55

  Please revise future filings to include all of the disclosures required by paragraphs 52 and 54 of SFAS 141.

Paragraph 52 of SFAS No. 141 requires the following:

The notes to the financial statements also shall disclose the following information in the period in which a material business combination is completed if the amounts assigned to goodwill or to other intangible assets acquired are significant in relation to the total cost of the acquired entity:

a. For intangible assets subject to amortization:

(1) The total amount assigned and the amount assigned to any major intangible asset class

(2) The amount of any significant residual value, in total and by major intangible asset class

(3) The weighted-average amortization period, in total and by major intangible asset class

b. For intangible assets not subject to amortization, the total amount assigned and the amount assigned to any major intangible asset class

c. For goodwill:

(1) The total amount of goodwill and the amount that is expected to be deductible for tax purposes

(2) The amount of goodwill by reportable segment (if the combined entity is required to disclose segment information in accordance with FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information), unless not practicable.23

23 For example, it would not be practicable to disclose this information if the assignment of goodwill to reporting units (as required by Statement 142) has not been completed as of the date the financial statements are issued.

We included the disclosure required by paragraph 52a of SFAS No. 141 in Note 5 to our financial statements. Paragraph 52b does not apply. We included the disclosure of paragraph 52c(1) in Note 8 to our financial statements. Regarding the amount to be deductible for income tax purposes, we have disclosed the deferred tax asset related to the goodwill in Note 11 to our financial statements. We included the disclosure of paragraph 52c(2) in Note 15 to our financial statements.

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

Paragraph 54 of SFAS No. 141 requires:

If the combined entity is a public business enterprise, the notes to the financial statements shall include the following supplemental information on a pro forma basis for the period in which a material business combination occurs (or for the period in which a series of individually immaterial business combinations occur that are material in the aggregate):

a. Results of operations for the current period as though the business combination or combinations had been completed at the beginning of the period, unless the acquisition was at or near the beginning of the period

b. Results of operations for the comparable prior period as though the business combination or combinations had been completed at the beginning of that period if comparative financial statements are presented.

We have disclosed pro forma information as required by SFAS No. 141, paragraph 54 in Note 7 to our consolidated financial statements.

Item 9A (T). Controls and Procedures, page 62

  We note the material weaknesses identified at December 31, 2008 and included within the discussion of your internal control over financial reporting. Please revise future filings to disclose in greater detail the nature of the material weaknesses identified in your disclosure. In addition, please disclose when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began.

Pursuant to the Staff's comments, we will revise future filings to disclose in greater detail the nature of any material weaknesses identified and disclose when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began

Form 10-Q/A for the quarterly period ended September 30, 2008

Exhibits 31.1 and 31.2

  We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting. Please file an amendment to the Form 10-Q/A to include certifications that include all the required paragraphs. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Mr. Brian Cascio
Accounting Branch Chief
June 3, 2009

In response to the staff's comments, on May 14, 2009, the company filed an amendment to the form 10-Q/A for the period ended September 31, 2008 incorporating the omitted requirements as described above.

* * *

In connection with responding to the Commission's comments, the Company acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments. If you have any questions, please call me at (305) 982-5581.

Sincerely,

AKERMAN SENTERFITT

Michael Francis
For the Firm

cc: U.S. Securities and Exchange Commission
Kristin Lochhead

Cardo Medical, Inc.
Derrick Romine

Judith Kenney & Associates, P.A.
Judith Kenney, Esq.

BACKGROUND

Cardo Medical LLC ("Cardo" or the "Company") granted options on August 29, 2008. The options gave grantees the ability to buy membership interests in Cardo with an exercise price of $147,625 (see Memo - Market Price Used for Options).

Cardo was a private company at the time of issuance of the options, and as such it had no internal measures of volatility.

Cardo has revenue of approximately $1 million, and is a manufacturer of orthopedic implants.

ISSUE

What volatility, if any, should be used in the Black-Scholes option valuation model?

TECHNICAL REFERENCE

Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share Based Payment, paragraph 23 states:

A nonpublic entity may not be able to reasonably estimate the fair value of its equity share options and similar instruments because it is not practicable for it to estimate the expected volatility of its share price. In that situation, the entity shall account for its equity share options and similar instruments based on a value calculated using the historical volatility of an appropriate industry sector index instead of the expected volatility of the entity's share price (the calculated value).13 Paragraphs A43-A48 and Illustration 11(b) (paragraphs A137-A142) provide additional guidance on applying the calculated value method to equity share options and similar instruments granted by a nonpublic entity.

SFAS No. 123(R), paragraph A137 states:

On January 1, 20X6, Entity W, a small nonpublic entity that develops, manufactures, and distributes medical equipment, grants 100 share options to each of its 100 employees. The share price at the grant date is $7.102 The options are granted at-the-money, cliff vest at the end of 3 years, and have a 10-year contractual term. Entity W estimates the expected term of the share options granted as 5 years and the risk-free rate as 3.75 percent. For simplicity, the example assumes that no forfeitures occur during the vesting period and that no dividends are expected to be paid in the future, and the example does not reflect the accounting for income tax consequences of the awards.

SFAS No. 123(R), paragraph A138 states:

Entity W does not maintain an internal market for its shares, which are rarely traded privately. It has not issued any new equity or convertible debt instruments for several years and has been unable to identify any similar entities that are public. Entity W has determined that it is not practicable for it to estimate the expected volatility of its share price and, therefore, it is not possible for it to reasonably estimate the grant-date fair value of the share options. Accordingly, Entity W is required to apply the provisions of paragraph 23 of this Statement in accounting for the share options under the calculated value method.

SFAS No. 123(R), paragraph A139 states:

Entity W operates exclusively in the medical equipment industry. It visits the Dow Jones Indexes website and, using the Industry Classification Benchmark, reviews the various industry sector components of the Dow Jones U.S. Total Market Index. It identifies the medical equipment subsector, within the health care equipment and services sector, as the most appropriate industry sector in relation to its operations. It reviews the current components of the medical equipment index and notes that, based on the most recent assessment of its share price and its issued share capital, in terms of size it would rank among companies in the index with a small market capitalization (or small-cap companies). Entity W selects the small-cap version of the medical equipment index as an appropriate industry sector index because it considers that index to be representative of its size and the industry sector in which it operates. Entity W obtains the historical daily closing total return values of the selected index for the five years immediately prior to January 1, 20X6, from the Dow Jones Indexes website. It calculates the annualized historical volatility of those values to be 24 percent, based on 252 trading days per year.

DISCUSSION

Cardo is unable to accurately estimate the volatility of its membership interest prices, as there is no market for them. So in accordance with SFAS No. 123(R), paragraph 23, it is necessary to rely on an index to try to estimate the volatility.

SFAS No. 123(R), paragraph A139 instructs us to look to the Dow Jones index for medical equipment in the small cap sector. We did this, assigning a look back period of 7.5 years which matches the expected lives of the options granted by Cardo. We have used the same weightings as the Dow Jones index used.

COMPANY NAME	MKT CAP	VOLATILITY	REL WGT	WGT VOLATILITY
	Millions
Advanced Medical Optics Inc.	245	35%	1.95%	0.69%
American Medical Systems Holdings Inc.	780	46%	6.16%	2.85%
Arthrocare Corp.	506	51%	4.06%	2.05%
Bio-Rad Laboratories Inc. (Cl A)	1,950	35%	10.71%	3.71%
Cepheid	526	85%	4.15%	3.52%
Datascope Corp.	766	37%	5.08%	1.88%
Hill-Rom Holdings Inc.	1,330	33%	10.54%	3.45%
Immucor Inc.	1,520	59%	12.11%	7.14%
Invacare Corp.	530	32%	4.09%	1.29%
Masimo Corp.	1,380	43%	9.14%	3.90%
NuVasive Inc.	1,390	41%	10.96%	4.54%
Steris Corp.	1,750	34%	13.98%	4.81%
Varian Inc.	840	39%	7.07%	2.78%

			100.00%	42.63%

We note that even the small cap companies in this index have valuations significantly higher than the value of Cardo at the date the options were granted, which was $45 million.

Three other companies that have products similar to Cardo's, but which are not listed on the Dow Jones index are as follows.

COMPANY NAME	MKT CAP	VOLATILITY	REL WGT	WGT VOLATILITY
	Millions

Align Technology	465	78%	33%	26.05%
Integra Life Sciences Holdings	1,010	37%	33%	12.39%
Orthofix International	220	37%	33%	12.24%

			100%	50.68%

We note Cepheid and Align have volatilities that are a little out of line with the others. We looked at spikes in share prices over the 7.5 year period, and they were solely related to earnings releases. So these are properly included.

Given that there does not appear to be any other source of data to use to estimate the volatility of Cardo, we will average these two indexes and use the average volatility for input into the Black-Scholes option valuation model.

Here is the calculation of the average volatility we will use.

VOLATILITY

Dow Jones Medical Eqpt Small Cap Idx	42.63%
Other index	50.68%
Average	46.65%

CONCLUSION

In accordance with SFAS No. 123(R), we have used the average volatility of indexes of small cap medical device manufacturers to estimate the volatility for Cardo's stock. The volatility we will use is 46.65%.